EXHIBIT 21.1

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

SUBSIDIARIES

Subsidiary	Jurisdiction or State of Organization
Allscripts Holdings, LLC	Delaware

Allscripts Holdings 2, LLC	Delaware

Coniston Exchange, LLC	Delaware

Allscripts Healthcare US, LP	Delaware

Allscripts Healthcare, LLC	North Carolina

Allscripts Managed Services, LLC	Delaware

Allscripts Software, LLC	Delaware

Allscripts Analytics, LLC	Delaware

Allscripts Next, LLC	Delaware

Precision Med, LLC	Delaware

Allscripts Canada Corporation	Canada

Allscripts Healthcare International Holdings, LLC	Delaware

Allscripts (Mauritius) Limited	Mauritius

Allscripts (India) Private Limited	India

Allscripts Healthcare IT (Malaysia) SDN. BHD.	Malaysia

Allscripts Healthcare IT (Singapore) PTE. LTD.	Singapore

Allscripts Healthcare IT (Australia) PTY. LTD.	Australia

Allscripts Healthcare (IT) UK LTD.	United Kingdom

dbMotion, Ltd.	Israel

dbMotion, Inc.	Delaware

Oasis Medical Solutions Limited	United Kingdom